

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-Mail
Claire S. Bean
Chief Financial Officer
Northeast Bancorp
500 Canal Street
Lewiston, ME 04240

> **Re:** **Northeast Bancorp**
> **Form 10-K for the period ended June 30, 2011**
> **Filed September 27, 2011**
> **Form 10-Q for the period ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 1-14588**

Dear Ms. Bean:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Presentation, page 38

1. Please tell us and revise future filings to describe in explicit detail how you applied ASC 805 to the apparent recapitalization of the company in December 2010. Include a discussion of how you considered SAB Topic 5.J, which states that push down accounting is prohibited if less than 80 percent of the company is acquired. Further, as

set forth in SAB Topic 5.J, discuss how the accredited investors meet the "mutual promotion and subsequent collaboration" model such that they are a collaborative group.

Loans, page 53

2. Please revise future filings to include a discussion and quantification of the fair value mark made to loans at the date of merger.

3. Please revise future filings to provide a detailed discussion of how you identified the loans acquired with evidence of credit impairment at the merger date. Provide disaggregated disclosures of these loans, by category. Provide a roll-forward that includes the amount of the contractual cash flows, the accretable yield, the non-accretable yield and the expected cash flows at the merger date, updated at each subsequent balance sheet date. Also, provide a roll-forward of the accretable yield.

Asset Quality, page 57

4. Please revise future filings to delete the inclusion of the predecessor's ending ALL balance in the successors' ALL activity, as currently presented in the roll-forward.

Non-Performing Loans, page 61

5. Please revise future filings to provide an expanded explanation of the loans that are current and paying as agreed but that are classified as non-performing, including what a sustainable period of performance is. Clarify whether or not these loans were previously considered troubled debt restructurings (TDR).

Liquidity Risk, page 64

6. Please revise future filings to discuss your participation in the Capital Purchase Program, including a description of the securities and warrants issued. Similarly, revise the footnotes to the financial statements to discuss the characteristics of the securities and warrants.

Financial Statements

General

7. Please refer to the statements of cash flows and revise future filings to provide disaggregated disclosure of the items included in the accretion of fair value adjustments for loans, etc., and the changes in loans held for sale line items.

1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page 78

8. Please revise future filings to disclose the number of years used to determine the rolling average of historical losses by loan segment. Discuss whether or not you weight the periods used to determine these averages.

9. Please revise future filings to clarify why you do not separately identify individual consumer and residential real estate loans for impairment disclosures unless they are subject to a TDR agreement.

10. Please revise future filings to disclose your policy for removing TDR's from impairment classification.

3. Available for Sale Securities, page 85

11. Please revise future filings to specifically quantify agency and non-agency issued mortgage backed securities. Provide a brief discussion that identifies the issuers and the nature of the underlying loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202)551-3851 or me at (202)551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant